Organigram appoints Guillermo Delmonte as President of new
international division,
sets ambitious plan for international expansion

MONCTON, NEW BRUNSWICK – (March 7, 2018) ‐ Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce the appointment of Guillermo Delmonte as the President, of its new international division. Mr. Delmonte will assume his new role effective March 8, 2017.

A proven leader in the international cannabis and CBD marketplace, Mr. Delmonte joins the Organigram team following two and a half years as Chief Executive Officer at ICC Labs Inc., a leading international hemp and cannabis producer. In this role, he successfully oversaw the ICC’s initial public offering (IPO) as the first South American cannabis company to go public with a first day valuation of more than $120 million CAD.

“Guillermo is a tremendous addition to the Organigram team,” says Greg Engel, CEO, Organigram. “His deep understanding of global markets and opportunities, track record of international leadership, and extensive network around the world are key to our international plans as we target Europe, Australia and other regions worldwide in the burgeoning cannabis and hemp marketplace.”

As President of this new venture, Mr. Delmonte will lead the planning and execution of the Company’s international expansion strategy and work out of multiple locations on behalf of the Company.

Larry Rogers, Vice President of International Business Development, Organigram, will work closely with Mr. Delmonte. “Our plans for international expansion are robust and ambitious,” says Engel. “With the full force of Guillermo’s and Larry’s expertise and vision behind these efforts, we continue to build one of the strongest executive teams in the global cannabis marketplace.”

Mr. Delmonte has also held financial and business development leadership roles at companies including BBVA Bank, Technit Group, Credit Agricole Bank, United Nations Uruguay and Bank ITAU.

Mr. Delmonte is a graduate of ORT, University Montevideo (Uruguay), Institut d’Estudis Financiers Barcelona (Spain), and IEEM Montevideo University (Uruguay).

For more information, visit www.Organigram.ca

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

. This news release contains forward‐looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors ‐ including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields ‐ that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

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For further information, please contact:

Organigram Holdings Inc. Greg Engel Chief Executive Officer gengel@organigram.ca (416) 435-8091	Organigram Holdings Inc. Dylan Rogers Investor Relations Analyst drogers@organigram.ca (506) 232-0121